Exhibit 12

Parker-Hannifin Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Six Months Ended
	December 31,				Fiscal Year Ended June 30,
	2017		2016		2017		2016		2015		2014		2013
EARNINGS
Income from continuing operations before income taxes and noncontrolling interests	$734,523		$612,967		$1,328,641		$1,114,728		$1,432,240		$1,556,720		$1,311,001
Adjustments:
Interest on indebtedness, exclusive of interest capitalized	103,848		65,472		157,891		133,004		115,077		79,845		88,668
Amortization of deferred loan costs	2,840		2,120		4,545		3,513		3,329		2,721		2,884
Portion of rents representative of interest factor	19,785		19,834		39,574		39,668		41,886		43,983		44,493
(Income) of equity investees	(18,464)		(19,106)		(42,352)		(25,648)		(23,204)		(11,141)		(247)
Distributed income of equity investees	26,382		17,873		45,760		36,616		31,723		1,661		—
Amortization of previously capitalized interest	66		69		134		152		179		190		193
Income as adjusted	$868,980		$699,229		$1,534,193		$1,302,033		$1,601,230		$1,673,979		$1,446,992
FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized	$103,848		$65,472		$157,891		$133,004		$115,077		$79,845		$88,668
Amortization of deferred loan costs	2,840		2,120		4,545		3,513		3,329		2,721		2,884
Portion of rents representative of interest factor	19,785		19,834		39,574		39,668		41,886		43,983		44,493
Fixed charges	$126,473		$87,426		$202,010		$176,185		$160,292		$126,549		$136,045

RATIO OF EARNINGS TO FIXED CHARGES	6.87	x	8.00	x	7.59	x	7.39	x	9.99	x	13.23	x	10.64	x